UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:   0-29983

GLOBAL INDUSTRIAL SERVICES INC.
(Exact name of registrant as specified in its charter)

SUITE 411, 1200 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 2S9
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

SHARES OF COMMON STOCK, $0.001 PAR VALUE
(Title of each class of securities covered by this Form)

NOT APPLICABLE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15(d)-6	☐

Approximate number of holders of record as of the certification or notice date: 207 Holders of Record

Pursuant to the requirements of the Securities Exchange Act of 1934 GLOBAL INDUSTRIAL SERVICES, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 8, 2004	By:	/s/ Terry Kirby /s/
Terry Kirby, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

http://www.sec.gov/divisions/corpfin/forms/15.htm
Last update: 11/01/01